                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)*

                                   ALLOY, INC.
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                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
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                         (Title of Class of Securities)

                                    019855105
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                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 9, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this  Schedule  13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
/ /.

NOTE.  The Schedules  filed in paper format shall include a signed  original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of
1934 ("Act") or otherwise  subject to the liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

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CUSIP No. 019855105                   13D                      Page 2 of 7 Pages
----------------------                                      --------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      MLF Investments, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     AF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                2,776,572 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                3,023,970 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     3,023,970 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     7.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                       -------------------
CUSIP No. 019855105                   13D                      Page 3 of 7 Pages
----------------------                                       -------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      MLF Partners, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                2,776,572 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                2,776,572 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     2,776,572 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     6.7%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                     ---------------------
CUSIP No. 019855105                   13D                      Page 4 of 7 Pages
----------------------                                     ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      Matthew L. Feshbach
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     AF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                2,776,572 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                3,023,970 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     3,023,970 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     7.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                      --------------------
CUSIP No. 019855105                   13D                      Page 5 of 7 Pages
----------------------                                      --------------------

            The following  constitutes  Amendment  No. 1 ("Amendment  No. 1") to
Schedule 13D, as amended to date, filed by the undersigned (the "Schedule 13D").
Except as specifically amended by this Amendment No. 1, the Schedule 13D remains in full force and effect.

Item 3 is amended in its entirety to read as follows:

Item 3. Source and Amount of Funds or Other Consideration.

            Shares of Common Stock  beneficially  owned by the Reporting Persons were accumulated  through purchases made on the open market at an aggregate cost of approximately $14,349,806.21, including brokerage commissions. $300,814.07 of such amount used to purchase  56,912  shares came from margin  borrowings  under usual terms and conditions  from Bear Stearns  Securities  Corp. The rest of the funds used to purchase the remainder of the shares of Common Stock  beneficially held by the  Reporting  Persons  came from the  working  capital of the  private investment limited partnership and the working capital of the managed account.

            Items  5(a),(b)  and (c) are  amended in their  entirety  to read as follows:

Item 5. Interests in Securities in the Issuer.

            (a) As of the date of this  Schedule  13D,  MFLP may be deemed to be the beneficial owner of 2,776,572 shares of Common Stock,  constituting  6.7% of the shares of Common Stock  outstanding and each of MLFI and Mr. Feshbach may be deemed to be the beneficial  owner of 3,023,970  shares of Common Stock, or 7.3%
of the shares of Common Stock  outstanding,  consisting  of the shares of Common
Stock  beneficially owned by MLFP and 247,398 shares of Common Stock owned by an account  managed by MLFI. The  percentages  shown herein are based on 41,416,740 shares of Common Stock  outstanding  as of October 10, 2003,  as reported in the
Company's Form S-3 registration statement as filed on October 17, 2003.

            (b) Each of the  Reporting  Persons  shares  the power to vote or to direct the vote of 2,776,572  shares of Common  Stock,  or 6.7% of the shares of
Common Stock outstanding.

            MFLP shares the power to dispose of or to direct the  disposition of
2,776,572  shares  of  Common  Stock,  or 6.7% of the  shares  of  Common  Stock outstanding  and each of MLFI and Mr. Feshbach shares the power to dispose of or to direct the  disposition of 3,023,970  shares of Common Stock,  or 7.3% of the shares of Common Stock outstanding.

            (c) Schedule A hereto lists the transactions effected by each of the
Reporting  Persons during the 60 days prior to the date of this filing.  All the transactions were effected through open market purchases.

             [The remainder of this page was purposely left blank.]

----------------------                                    ----------------------
CUSIP No. 019855105                   13D                      Page 6 of 7 Pages
----------------------                                    ----------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 11, 2003

                                         MLF Investments, LLC

                                         By: /s/ Matthew L. Feshbach
                                             --------------------------------
                                             Name:  Matthew L. Feshbach
                                             Title: Managing Member

                                         /s/ Matthew L. Feshbach
                                         ------------------------------------
                                         Matthew L. Feshbach

                                         MLF Partners, L.P.

                                         By: MLF Investments, LLC,
                                             Its general partner

                                         By: /s/ Matthew L. Feshbach
                                             --------------------------------
                                             Name:  Matthew L. Feshbach
                                             Title: Managing Member

----------------------                                    ----------------------
CUSIP No. 019855105                   13D                      Page 7 of 7 Pages
----------------------                                    ----------------------

                                   SCHEDULE A

         TRANSACTIONS IN THE SHARES OF COMMON STOCK IN THE LAST 60 DAYS

A.  Transactions by the Private Investment Limited Partnership

   Shares of Common Stock
        Purchase                      Price Per Share ($)       Date of Purchase
        --------                      -------------------       ----------------

         135,000                            5.0615                  12/10/03
          84,700                            5.0827                  12/09/03
         183,000                            5.0169                  12/08/03
         100,000                            4.9875                  12/05/03
          56,500                            4.9546                  12/05/03
          56,912                            5.2356                  12/03/03
          36,700                            5.4124                  12/02/03
         500,000                            4.7000                  11/19/03
         500,000                            4.5500                  11/18/03
         500,000                            4.6500                  11/18/03
          27,680                            4.5159                  11/17/03
          75,280                            4.6289                  11/14/03
          80,000                            4.7003                  11/13/03
          64,000                            4.6837                  11/12/03
          40,000                            4.5646                  11/11/03
          72,000                            4.6516                  11/10/03
          92,800                            4.5487                  11/07/03
          56,000                            4.3157                  11/06/03
         116,000                            4.2312                  11/05/03

B.  Transactions by the Managed Account

   Shares of Common Stock
        Purchase                      Price Per Share ($)       Date of Purchase
        --------                      -------------------       ----------------

          10,000                            5.4124                  12/02/03
             100                            5.3400                  12/01/03
          41,293                            5.0640                  11/28/03
          20,065                            5.2737                  11/25/03
          20,000                            4.8344                  11/25/03
           6,920                            4.5159                  11/17/02
          18,820                            4.6289                  11/14/03
          20,000                            4.7003                  11/13/03
          16,000                            4.6837                  11/12/03
          10,000                            4.5646                  11/11/03
          18,000                            4.6516                  11/10/03
          23,200                            4.5487                  11/07/03
          14,000                            4.3157                  11/06/03
          29,000                            4.2312                  11/03/03